SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☑

Check the appropriate box:

☑	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12

The Gabelli Dividend & Income Trust

(Name of Registrant as Specified In Its Charter)

Saba Capital Management, L.P.

Saba Capital Master Fund, Ltd.

Boaz R. Weinstein

Andre Clemot

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☑	No fee required.

☐	Fee paid previously with preliminary materials.

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11.

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED [●], 2026

The Gabelli Dividend & Income Trust

__________________________

PROXY STATEMENT

OF

Saba Capital Management, L.P.

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

This proxy statement (this “Proxy Statement”) and the enclosed GOLD proxy card are being furnished by Saba Capital Management, L.P. (“Saba Capital”), Saba Capital Master Fund, Ltd. (“Saba I”), Boaz R. Weinstein (“Mr. Weinstein,” and together with Saba Capital and Saba I, “Saba,” “we,” or “us”) and the Nominee (as defined below) named in Proposal 1(a) (the Nominee together with Saba, the “Participants”), in connection with the solicitation of proxies from the shareholders of The Gabelli Dividend & Income Trust, a Delaware Statutory Trust and a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “Fund”).

We believe that the board of trustees of the Fund (the “Board”) needs fresh ideas and perspectives to address the Fund’s trading discount. We have therefore nominated a highly qualified and independent Nominee for election to the Board,[1] whose election, we believe, will send a strong message that the Fund’s shareholders are not satisfied with the Fund’s management and the Fund’s significant discount to net asset value (“NAV”).[2]

We are convinced that NOW is the time to take action to close the Fund’s discount and we urge shareholders to elect the Nominee, who we believe, if elected, would serve the best interests of all shareholders.

We are therefore seeking your support at the upcoming 2026 annual meeting of shareholders, including any adjournments or postponements thereof and any special meeting which may be called in lieu thereof (the “Annual Meeting”), that is scheduled to be held on [●], 2026, at [●] Eastern Time, at [●].

This Proxy Statement and the enclosed GOLD proxy card are first being furnished to the Fund’s shareholders on or about [●], 2026.

[1] See “PROPOSAL 1: ELECTION OF TRUSTEES”.

[2] As of March 16, 2026, the Fund’s discount to NAV was -10.51% and the three-year average discount to NAV was -13.88%. Source: Morningstar.

Saba is seeking your support at the Annual Meeting with respect to the following proposals (the “Proposals”) and to consider and act upon any other business that may properly come before the Annual Meeting.

Proposals		Our Recommendation

1(a).

To elect Saba’s nominee, Andre Clemot (the “Nominee”), to serve as a trustee to be voted on by the holders of the Common Shares (as defined below) and the Preferred Shares (as defined below), voting together as a single class, and hold office for a three-year term expiring at the Fund’s 2029 annual meeting of shareholders or until his successor is duly elected and qualified as permitted by law.

FOR the Nominee

1(b).	To elect one trustee to be elected by the holders of the Preferred Shares, voting as a separate class, to serve until the Fund’s 2029 annual meeting of shareholders or until his or her successor is duly elected and qualified (the “Preferred Shares Nominee”).	No recommendation

To transact such other business as may properly come before the Annual Meeting.

Based on the Fund’s proxy statement for the 2025 annual meeting of the Fund (the “Fund’s 2025 Proxy Statement”), the Board is currently comprised of thirteen trustees divided into three classes. Each class is elected for a term of three years with one class being elected each year. At the Annual Meeting, three trustees are to be elected by holders of the Fund’s common shares of beneficial interest, par value $0.001 per share (the “Common Shares”) and the Fund’s preferred shares (the “Preferred Shares” and together with the Common Shares, the “Shares”), voting together as a single class, and one trustee is to be elected by holders of the Preferred Shares, voting as a separate class, in each case to serve for a three-year term expiring at the Fund’s 2029 annual meeting of shareholders or until his or her successor is duly elected and qualified.

Through this Proxy Statement and enclosed GOLD proxy card, we are soliciting proxies in support of the election of the Nominee to serve as a trustee of the Fund.

The Fund has set the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”) as [●]. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. As of the close of business on the Record Date, the Participants may be deemed to “beneficially own” (such term as used in Schedule 14A within the meaning of Rule 13d-3 or Rule 16a-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), in the aggregate, [●] Common Shares, including [●] Common Shares held in record name. According to the Fund’s proxy statement for the Annual Meeting (the “Fund’s Proxy Statement”), there were [●] Common Shares and [●] Preferred Shares outstanding as of the Record Date. As of the date of this Proxy Statement, the Participants, (excluding the Nominee who does not beneficially own any Shares) may be deemed to beneficially own 5,170,757 Common Shares in the aggregate, representing 5.86% of the oustanding Common Shares. The percentage used herein is based upon 88,167,468 Common Shares outstanding as of December 31, 2025, as disclosed in the Fund’s annual report filed with the SEC on March 4, 2026.

We urge you to sign, date and return the GOLD proxy card “FOR” the Nominee in Proposal 1(a). We are making no recommendation on Proposal 1(b). By returning the GOLD proxy card, you are authorizing Saba to vote on your behalf, and if you do not indicate how you would like to vote, your vote will be counted “FOR” the Nominee in Proposal 1(a), and “Abstain” on the Preferred Shares Nominee in Proposal 1(b).

According to the Agreement and Declaration of Trust of the Fund (as amended, the “Declaration of Trust”) and the By-Laws of the Fund (as amended, the “Bylaws”), the election of trustees requires the affirmative vote of a majority of the Shares outstanding and entitled to vote for the election of any trustee or trustees.

Saba intends to deliver this Proxy Statement and the accompanying Form of GOLD Proxy Card to holders of at least the percentage of the Fund’s voting shares required under applicable law to elect the Nominee at the Annual Meeting and otherwise intends to solicit proxies or votes from shareholders of the Fund in support of the nomination of the Nominee. This proxy solicitation is being made by Saba and not on behalf of the Board or management of the Fund or any other third party. We are not aware of any other matters to be brought before the Annual Meeting other than as described herein. Should other matters be brought before the Annual Meeting, the persons named as proxies in the enclosed GOLD proxy card will vote on such matters in their discretion to the extent allowed by Rule 14a-4(c)(3) under the Exchange Act.

If you have already voted using the Fund’s white proxy card, you have every right to change your vote by completing and mailing the enclosed GOLD proxy card in the enclosed pre-paid envelope or by voting via Internet or by telephone by following the instructions on the GOLD proxy card. Importantly, only the latest validly executed proxy that you submit will be counted. In addition, any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions under “Can I change my vote or revoke my proxy?” in the Questions and Answers section.

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For instructions on how to vote, including the quorum and voting requirements for the Fund and other information about the proxy materials, see the Questions and Answers section.

We urge you to promptly sign, date and return your GOLD proxy card.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, InvestorCom, toll free at (877) 972-0090 or collect at (203) 972-9300.

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REASONS FOR THIS PROXY SOLICITATION

As one of the Fund’s largest shareholders, Saba is committed to improving the Fund for the benefit of all shareholders and, to this end, has nominated a highly-qualified and independent Nominee to the Board, who, Saba believes, will bring fresh ideas and perspectives to address the Fund’s deep trading discount.

We urge you to join us and support the election of the Nominee by voting on the GOLD proxy card today.

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PROPOSAL 1: ELECTION OF TRUSTEES

According to the Fund’s 2025 Proxy Statement, the Board is currently comprised of thirteen trustees divided into three classes. The members of each class are elected to serve three-year terms or until their successors have been duly elected and qualified as permitted by law with the term of office of each class ending in successive years.

We expect the Fund’s Proxy Statement to provide that there will be three trustees elected by holders of Common Shares and Preferred Shares, voting together as a single class, at the Annual Meeting. We are soliciting proxies to elect the Nominee, Andre Clemot, to serve as a trustee of the Fund for a three-year term expiring at the Fund’s 2029 annual meeting of shareholders or until his successor has been duly elected and qualified as permitted by law (Proposal 1(a)).

According to the Fund’s 2025 Proxy Statement, holders of the Fund’s outstanding Preferred Shares, voting as a separate class, are entitled to elect two trustees. There are currently two trustees elected solely by the holders of the Preferred Shares, whose terms are scheduled to expire at the upcoming Annual Meeting and at the Fund’s 2027 annual meeting of shareholders, respectively. The Preferred Shares Nominee is up for election by the holders of the Preferred Shares, voting as a separate class, to serve until the Fund’s 2029 annual meeting of shareholders or until his successor is duly elected and qualified (Proposal 1(b)). We are making no recommendation with respect to Proposal 1(b).

The Participants intend to vote all of their Common Shares in favor of the Nominee. The Nominee, if elected, would constitute one of thirteen members, a minority, of the Board. Even if the Nominee is elected, because the Nominee would only represent a minority of the members of the Board, there can be no assurance that he would be able to implement the actions that he believes are necessary to enhance shareholder value without the support of the other members of the Board. Also, there is no assurance that any of the Fund’s nominees will serve as a trustee if the Nominee is elected to the Board.

The age and other information related to the Nominee shown below are as of the date of this Proxy Statement.

Nominee:

(1)	(2)	(3)	(4)	(5)	(6)
Name, Address, and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee or Nominee for Trustee	Other Directorships Held by Trustee or Nominee for Trustee
Andre Clemot Address c/o Saba Capital Management, L.P., 405 Lexington Avenue, 58th Floor, New York, New York 10174 Age 59	None	N/A	Andre Clemot has served as a director on the board of directors of Pathway Community Foundation, a non-profit organization, since 2025. In addition, he served as the Chief Risk Officer of CPC Climate Capital, a nonprofit-affiliated climate finance startup, from 2024 to 2025. Prior to this, Mr. Clemot served in various leadership roles at Deutsche Bank AG, a global investment bank, including as Managing Director and Global Head of Credit Risk Management for Corporate and Structured Finance and a member of the Global Credit Risk Executive Committee, from 2020 to 2024; as Managing Director and Chief Risk Officer for Global Financing & Credit Trading, from 2016 to 2020; and as Managing Director and Global Head of CRM Securitization from 2002 to 2016. Mr. Clemot began his career at Crédit Lyonnais in Paris, where he helped pioneer the French securitization market.	N/A	Andre Clemot has served as a director on the board of directors of Pathway Community Foundation, a non-profit organization, since 2025.
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Mr. Clemot earned a Master of Business Administration (DEA) from Université Paris Dauphine in 1991, and Master of Business Administration (DESS) from the University of Paris Panthéon-Sorbonne in 1989. He earned a Bachelor’s degree from the University of Paris Panthéon-Sorbonne in 1988. In addition, Mr. Clemot received directorship certification from the National Association of Corporate Directors in 2025.

Mr. Clemot’s qualifications to serve as a trustee of the Fund include his decades of leadership experience in the capital markets and the financial services industries.

The Nominee does not currently hold, and has not at any time held, any position with the Fund. The Nominee does not oversee any portfolios in the Fund’s Fund Complex (as defined in the Investment Company Act of 1940, as amended (the “1940 Act”)).

As of the date of this Proxy Statement, the dollar range of the equity securities of the Fund beneficially owned by the Nominee and the aggregate range of equity securities in all funds to be overseen by the Nominee, is as follows:

Name of Nominee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Companies to be Overseen by the Nominee in a Family of Investment Companies
Andre Clemot	None	None

None of the organizations or corporations referenced above is a parent, subsidiary, or other affiliate of the Fund. We believe that, if elected, the Nominee will be considered an independent trustee of the Fund under (i) the pertinent listing standards of the New York Stock Exchange, and (ii) paragraph (a)(1) of Item 407 of Regulation S-K. In addition, we believe that the Nominee is not and will not be an “interested person” of the Fund within the meaning of section 2(a)(19) of the 1940 Act.

Shareholders voting on the enclosed GOLD proxy card will only be able to vote on the election of the Nominee, and therefore will not be able to vote on the remaining seats that will be up for election at the Annual Meeting using the GOLD proxy card. We refer shareholders to the Fund’s Proxy Statement, when it becomes available, for the names, background, qualifications and other information concerning the Fund’s trustee nominees. The Fund’s Proxy Statement and form of proxy will become available free of charge on the SEC’s website at www.sec.gov.

The Nominee has entered into a nominee agreement (the “Nominee Agreement”) with Saba I pursuant to which Saba I has agreed to defend and indemnify the Nominee against, and with respect to, any losses that may be incurred by the Nominee in the event the Nominee becomes a party to litigation based on the Nominee’s nomination as a candidate for election to the Board or the solicitation of proxies in support of the Nominee’s election. If elected or appointed, the Nominee will be entitled to such compensation from the Fund as is consistent with the Fund’s practices for services of non-employee trustees. The Nominee will not receive any compensation from Saba for his services as a trustee of the Fund if elected.

The Nominee has agreed to being nominated as a Nominee in this Proxy Statement and has confirmed his willingness to serve on the Board if elected. We do not expect that the Nominee will be unable to stand for election, but, in the event that the Nominee is unable to or for good cause will not serve, the Common Shares represented by the GOLD proxy card will be voted for a substitute candidate selected by Saba, a right that Saba has reserved in its nomination notice. In the case of any of the foregoing, Saba will give prompt written notice to the Fund if it chooses to nominate any such additional or substitute nominee and Saba will file and deliver supplemental proxy materials, including a revised proxy card, disclosing the information relating to such additional person that is required to be disclosed in solicitations for proxies for the election of trustees pursuant to Section 14 of the Exchange Act. If Saba determines to add nominee(s), whether because the Fund expands the size of the Board subsequent to the date of this Proxy Statement or for any other reason, Saba will supplement this Proxy Statement.

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Vote Required.

According to the Declaration of Trust and the Bylaws, the election of trustees requires the affirmative vote of a majority of the Shares outstanding and entitled to vote for the election of any trustee or trustees.

At the Annual Meeting, the election of the Nominee requires the affirmative vote of a majority of the Shares outstanding and entitled to vote; and the election of the Preferred Shares Nominee requires the affirmative vote of a majority of the Preferred Shares outstanding and entitled to vote. Abstentions will have the same effect as votes “against” Proposal 1.

We urge you to sign and return our GOLD proxy card. If you have already voted using the Fund’s white proxy card, you have every right to change your vote by completing and mailing the enclosed GOLD proxy card in the enclosed pre-paid envelope or by voting via Internet or by telephone by following the instructions on the GOLD proxy card. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions under “Can I change my vote or revoke my proxy?” If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, InvestorCom, toll free at (877) 972-0090 or collect at (203) 972-9300.

We Recommend a Vote FOR the Nominee for election at the Annual Meeting on the GOLD proxy card.
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QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Who is entitled to vote?

Only holders of Common Shares and Preferred Shares (together, the “Shares”) at the close of business on the Record Date are entitled to notice of and to vote at the Annual Meeting. Shareholders who sold their Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares. Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date (unless they also transfer their voting rights as of the Record Date).

How do I vote my shares?

Shares held in record name. If your Shares are registered in your own name, please vote today by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided. Execution and delivery of a proxy by a record holder of Shares will be presumed to be a proxy with respect to all Shares held by such record holder unless the proxy specifies otherwise.

Shares beneficially owned or held in “street” name. If you hold your Shares in “street” name with a broker, bank, dealer, trust company, or other nominee, only that nominee can exercise the right to vote with respect to the Shares that you beneficially own through such nominee and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your broker, bank, dealer, trust company, or other nominee to vote “FOR” the Nominee. Please follow the instructions to vote provided on the enclosed GOLD voting instruction form. If your broker, bank, dealer, trust company, or other nominee provides for proxy instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed GOLD voting instruction form. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions by emailing them to Saba@investor-com.com or mailing them to Saba Capital Management, L.P., c/o InvestorCom, 1055 Washington Boulevard, Suite 520, Stamford, CT 06901, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Note: Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, “FOR” the Nominee named in Proposal 1(a) and “ABSTAIN” on the Preferred Shares Nominee in Proposal 1(b).

How should I vote on the Proposals?

We recommend that you vote your Shares on the GOLD proxy card as follows:

“FOR” the Nominee standing for election to the Board named in this Proxy Statement (Proposal 1(a)).

We are making no recommendation with respect to the Preferred Shares Nominee standing for election to the Board (Proposal 1(b)).

The Participants intend to vote all of their Common Shares “FOR” the Nominee in Proposal 1(a), except for a small percentage of Common Shares owned by certain of the Saba Entities (as defined in Annex I) that, pursuant to internal proxy voting policies, will be echo voted (i.e. they will be voted in the same proportion as the votes of all other shareholders). The Participants do not hold any Preferred Shares.

How many shares must be present to hold the Annual Meeting?

According to the Declaration of Trust, the presence, in person or by proxy, of holders of one-third of the outstanding shares of the Fund on the Record Date constitutes a quorum. Abstentions are treated as votes present for purposes of determining a quorum. For information on the treatment of broker non-votes, if any, in connection with the Annual Meeting, please see the Fund’s Proxy Statement.

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What vote is needed to approve the Proposals?

Proposal 1 – Election of Trustees. At the Annual Meeting, the election of the Nominee requires the affirmative vote of a majority of the Shares outstanding and entitled to vote; and the election of the Preferred Shares Nominee requires the affirmative vote of a majority of the Preferred Shares outstanding and entitled to vote. Abstentions will have the same effect as votes “against” Proposal 1.

THE ONLY WAY TO SUPPORT THE NOMINEE FOR ELECTION AT THE ANNUAL MEETING IS TO SUBMIT YOUR VOTING INSTRUCTION “FOR” THE NOMINEE ON THE ENCLOSED GOLD PROXY CARD. PLEASE DO NOT SIGN OR RETURN A WHITE PROXY CARD FROM THE FUND, EVEN IF YOU INSTRUCT TO “ABSTAIN” YOUR VOTES. DOING SO WILL REVOKE ANY PREVIOUS VOTING INSTRUCTIONS YOU PROVIDED ON THE GOLD PROXY CARD.

What should I do if I receive a proxy card from the Fund?

You may receive proxy solicitation materials from the Fund, including an opposition proxy statement and a white proxy card. We are not responsible for the accuracy of any information contained in any proxy solicitation materials used by the Fund or any other statements that it may otherwise make.

We recommend that you discard any proxy card that may be sent to you by the Fund. Voting “ABSTAIN” or “AGAINST” on its white proxy card is not the same as voting for the Nominee in Proposal 1(a) because a vote on the Fund’s white proxy card will revoke any previous voting instructions that you submitted on the GOLD proxy card. If you have already voted using the Fund’s white proxy card, you have every right to change your vote by using the enclosed GOLD proxy card by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions below under “Can I change my vote or revoke my proxy?”

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, InvestorCom. Shareholders may call toll free at (877) 972-0090 or collect at (203) 972-9300.

Can I change my vote or revoke my proxy?

If you are the shareholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Annual Meeting. Proxies may be revoked by any of the following actions:

•	signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided or signing, dating and returning a white proxy card (the latest dated proxy is the only one that counts);
•	delivering a written revocation to the secretary of the Fund at One Corporate Center, Rye, New York 10580-1422; or
•	attending the Annual Meeting and voting by ballot in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

If your Shares are held in a brokerage account by a broker, bank, or other nominee, you should follow the instructions provided by your broker, bank, or other nominee. If you attend the Annual Meeting and you beneficially own Shares but are not the record owner, your mere attendance at the Annual Meeting WILL NOT be sufficient to revoke any previously submitted proxy card. You must have written authority from the record owner to vote your Shares held in its name at the meeting in the form of a “legal proxy” issued in your name from the bank, broker, or other nominee that holds your Shares. If you have any questions or require any assistance with voting your Shares, please contact our proxy solicitor, InvestorCom, toll free at (877) 972-0090 or collect at (203) 972-9300.

IF YOU HAVE ALREADY VOTED USING THE FUND’S WHITE PROXY CARD, WE URGE YOU TO REVOKE IT BY FOLLOWING THE INSTRUCTIONS ABOVE. Although a revocation is effective if delivered to the Fund, we request that a copy of any revocation be mailed to Saba Capital Management, L.P., c/o InvestorCom, 1055 Washington Boulevard, Suite 520, Stamford, CT 06901, so that we will be aware of all revocations.

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Who is making this Proxy Solicitation and who is paying for it?

The solicitation of proxies pursuant to this proxy solicitation is being made by the Participants. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person, or by advertisements. Saba will solicit proxies from individuals, brokers, banks, bank nominees, and other institutional holders. Saba will request banks, brokerage houses, and other custodians, nominees, and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record. Saba will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that certain officers, partners and full-time employees of Saba will also participate in the solicitation of proxies through shareholder outreach in support of the Nominee. Such employees will receive no additional consideration if they assist in the solicitation of proxies.

Saba has retained InvestorCom to provide solicitation and advisory services in connection with this solicitation. InvestorCom will be paid a fee not to exceed $[●] based upon the campaign services provided. In addition, Saba will advance costs and reimburse InvestorCom for reasonable out-of-pocket expenses and will indemnify InvestorCom against certain liabilities and expenses, including certain liabilities under the federal securities laws. InvestorCom will solicit proxies from individuals, brokers, banks, bank nominees, and other institutional holders. It is anticipated that InvestorCom will employ approximately [●] persons to solicit the Fund’s shareholders as part of this solicitation. InvestorCom does not believe that any of its owners, managers, officers, employees, affiliates, or controlling persons, if any, is a “participant” in this proxy solicitation.

The entire expense of soliciting proxies is being borne by Saba. Costs of this proxy solicitation are currently estimated to be approximately $[●]. We estimate that through the date hereof, Saba’s expenses in connection with the proxy solicitation are approximately $[●]. Saba will not seek reimbursement of these costs from the Fund.

What is Householding of Proxy Materials?

The SEC has adopted rules that permit companies and intermediaries (such as brokers and banks) to satisfy the delivery requirements for proxy statements and annual and semi-annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement or periodic report addressed to those shareholders. Some banks and brokers with account holders who are shareholders of the Fund may be householding our proxy materials.

Once you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, please notify your bank or broker and direct your requests to the Fund at One Corporate Center, Rye, New York 10580-1422, or by calling 800-422-3554.

Because Saba has initiated a contested proxy solicitation, we understand that banks and brokers with account holders who are shareholders of the Fund will not be householding our proxy materials.

Where can I find additional information concerning the Fund?

Pursuant to Rule 14a-5(c) promulgated under the Exchange Act, we have omitted from this Proxy Statement certain disclosure required by applicable law to be included in the Fund’s definitive proxy statement in connection with the Annual Meeting. Such disclosure includes information regarding securities of the Fund beneficially owned by the Fund’s trustees, nominees and management; the Fund’s investment manager and administrator; the Audit Committee of the Board; certain shareholders’ beneficial ownership of more than 5% of the Fund’s voting securities; information concerning the Fund’s trustees; information concerning executive compensation; and information concerning the procedures for submitting shareholder proposals and trustee nominations intended for consideration at the next year’s annual meeting of shareholders and for consideration for inclusion in the proxy materials for that meeting. We take no responsibility for the accuracy or completeness of any information that we expect to be contained in the Fund’s definitive proxy statement. Except as otherwise noted herein, the information in this Proxy Statement concerning the Fund has been taken from or is based upon documents and records on file with the SEC and other publicly available information.

This Proxy Statement and all other solicitation materials in connection with this proxy solicitation will be available on the internet, free of charge, on the SEC’s website at https://www.sec.gov/edgar. The EDGAR file number for the Fund is 811-21423.

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CONCLUSION

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating, and returning the enclosed GOLD proxy card today.

Thank you for your support,

Saba Capital Management, L.P. Saba Capital Master Fund, Ltd. Boaz R. Weinstein Andre Clemot [●], 2026

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ANNEX I: INFORMATION ON THE PARTICIPANTS

Beneficial Ownership and Other Information

This proxy solicitation is being made by the Participants. As of the date of this Proxy Statement, the Participants, (excluding the Nominee who as, stated below, does not beneficially own any Shares) may be deemed to “beneficially own” (such term as used in Schedule 14A within the meaning of Rule 13d-3 or Rule 16a-1 under the Exchange Act for the purposes of this Annex I) 5,170,757 Common Shares in the aggregate, representing 5.86% of the outstanding Common Shares. The percentage used herein is based upon 88,167,468 Common Shares outstanding as of December 31, 2025, as disclosed in the Fund’s annual report filed with the SEC on March 4, 2026. Of the 5,170,757 Common Shares owned in the aggregate by the Participants, such Common Shares may be deemed to be beneficially owned as follows: (a) 5,170,757 Common Shares (including 1,022 Common Shares held in record name by Saba I) may be deemed to be beneficially owned by Saba Capital by virtue of its status as the investment manager of various funds and accounts (such funds and accounts, the “Saba Entities”); and (b) 5,170,757 Common Shares (including 1,022 Common Shares held in record name by Saba I) may be deemed to be beneficially owned by Mr. Weinstein by virtue of his status as the principal of Saba Capital.

As of the date of this Proxy Statement, the Nominee does not beneficially own any Common Shares or any other securities of the Fund.

The principal business of Saba Capital is to serve as investment manager to the Saba Entities. The principal business of Saba I is to serve as a private investment fund. The principal business of Mr. Weinstein is investment management and serving as the principal of Saba Capital. The principal business of the Saba Entities is to invest in securities.

The business address of each member of Saba and the Saba Entities is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

The principal occupation and business address of the Nominee is disclosed in the section of this Proxy Statement titled “PROPOSAL 1: ELECTION OF TRUSTEES”.

Unless otherwise noted as shares held in record name by the Saba Entities, the Common Shares held by the Saba Entities are held in commingled margin accounts, which may extend margin credit to such parties from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein since margin may have been attributed to such other securities and since margin used is not disclosed on an individual per-security basis.

12

Disclaimer

Except as set forth in this Proxy Statement (including the Appendices hereto), (i) within the past 10 years, no Participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant and no associate or “Immediate Family Member” (as defined in Item 22 of Schedule 14A under the Exchange Act (“Item 22”)) of any Participant, is a record owner or direct or indirect beneficial owner of any securities of the Fund, any parent or subsidiary of the Fund, any investment adviser, principal underwriter, or “Sponsoring Insurance Company” (as defined in Item 22) of the Fund, or in any registered investment companies overseen or to be overseen by the Participant within the same “Family of Investment Companies” (as defined in Item 22) that directly or indirectly controls, is controlled by or is under common control with an investment adviser, principal underwriter, or Sponsoring Insurance Company, or affiliated person of the Fund; (iii) no Participant in this solicitation directly or indirectly beneficially owns any securities of the Fund which are owned of record but not beneficially; (iv) no Participant in this solicitation has purchased or sold any securities of the Fund or the Fund’s investment adviser within the past two years, nor from either entity’s “Parents” or “Subsidiaries” (as defined in Item 22); (v) no Participant has any “family relationship” for the purposes of Item 22 whereby a family member is an “Officer” (as defined in Item 22), trustee (or person nominated to become an Officer or trustee), employee, partner, or copartner of the Fund, the Fund’s investment adviser and/or a principal underwriter of any of the foregoing, or any Subsidiary or other potential affiliate of any of the foregoing; (vi) no part of the purchase price or market value of the securities of the Fund owned by any Participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vii) no Participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Fund, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (viii) no associate of any Participant in this solicitation owns beneficially, directly or indirectly, any securities of the Fund; (ix) no Participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Fund; (x) within the last five years, the Nominee has not had any arrangement or understanding with any other person pursuant to which he was selected to be a nominee for election as a trustee to the Fund; (xi) no Participant and no Immediate Family Member of any Participant in this solicitation or any of his or its associates was a party to, or had a direct or indirect material relationship in, any transaction or series of similar transactions since the beginning of the Fund’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions in which the amount involved exceeds $120,000 and for which any of the following was or is a party: (a) the Fund or any of its subsidiaries; (b) an Officer of the Fund; (c) an investment company, or a person that would be an investment company but for the exclusions provided by sections 3(c)(1) and 3(c)(7) of the 1940 Act, having the same investment adviser, principal underwriter, or Sponsoring Insurance Company as the Fund or having an investment adviser, principal underwriter, or Sponsoring Insurance Company that directly or indirectly controls, is controlled by or is under common control with the investment adviser, principal underwriter, or Sponsoring Insurance Company of the Fund; (d) an investment adviser, principal underwriter, Sponsoring Insurance Company, or affiliated person of the Fund; (e) any Officer or any person directly or indirectly controlling, controlled by, or under common control with any investment adviser, principal underwriter, Sponsoring Insurance Company, or affiliated person of the Fund; (f) an Officer of an investment adviser, principal underwriter, or Sponsoring Insurance Company of the Fund; or (g) an Officer of a person directly or indirectly controlling, controlled by, or under common control with an investment adviser, principal underwriter, or Sponsoring Insurance Company of the Fund; (xii) during the last five years, no Participant and no Immediate Family Member of any Participant has had a position or office with: (a) the Fund; (b) an investment company, or a person that would be an investment company but for the exclusions provided by Sections 3(c)(1) and 3(c)(7) of the 1940 Act, having the same investment adviser, principal underwriter, or Sponsoring Insurance Company as the Fund or having an investment adviser, principal underwriter, or Sponsoring Insurance Company that directly or indirectly controls, is controlled by, or is under common control with an investment adviser, principal underwriter, or Sponsoring Insurance Company of the Fund; or (c) an investment adviser, principal underwriter, Sponsoring Insurance Company, or affiliated person (xiii) no Participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Fund or its affiliates, or with respect to any future transactions to which the Fund or any of its affiliates will or may be a party; (xiv) no Participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting; (xv) there are no material pending legal proceedings to which the Nominee or any of his associates is a party adverse to the Fund or, to the best of Saba’s knowledge after reasonable investigation, any affiliated person of the Fund, nor does the Nominee have a material interest in such proceedings that is adverse to the Fund or, to the best of Saba’s knowledge after reasonable investigation, any affiliated person of the Fund; (xvi) since the beginning of the last two completed fiscal years, no Participant (and no Immediate Family Member of a Participant) has served on the board of directors or trustees of a company or trust where an Officer of an investment adviser, principal underwriter, or Sponsoring Insurance Company of the Fund, or any person directly or indirectly controlling, controlled by, or under common control with any of those, serves on the board of directors or trustees; and (xvii) no Participant has withheld information that is required to be disclosed under the following Items under Regulation S-K under the Exchange Act: Item 401(f) with respect to involvement in certain legal proceedings, Item 401(g) with respect to promoters and control persons, and Item 405 with respect to beneficial ownership and required filings.

13

Transactions by the Participants with respect to the Fund’s securities

The following tables set forth all transactions effected during the past two years by Saba, by virtue of Saba Capital’s direct and indirect control of the Saba Entities, with respect to securities of the Fund. The Common Shares reported herein are held in either cash accounts or margin accounts in the ordinary course of business. Unless otherwise indicated, all transactions were effected on the open market.

Common Shares:

Saba Capital, in its capacity as investment manager of the Saba Entities (including Saba I)

Type	Trade	Quanity
Buy	03/12/2024	51,028
Buy	03/13/2024	13,158
Buy	04/02/2024	11,948
Buy	04/03/2024	47,691
Buy	04/04/2024	54,374
Buy	05/08/2024	205
Buy	05/10/2024	12,521
Buy	05/15/2024	74,427
Buy	05/16/2024	40,702
Buy	05/17/2024	56,795
Buy	05/20/2024	52,393
Buy	05/22/2024	15,339
Buy	05/23/2024	58,387
Buy	05/24/2024	11,997
Buy	05/28/2024	36,811
Buy	05/29/2024	94,488
Buy	05/30/2024	1
Buy	06/04/2024	25,522
Buy	06/05/2024	68,865
Buy	06/06/2024	90,924
Buy	06/07/2024	37,153
Buy	06/11/2024	53,027
Buy	06/12/2024	67,809
Buy	06/13/2024	122,044
Buy	06/14/2024	71,543
Buy	06/17/2024	84,168
Buy	06/18/2024	16,889
Buy	06/20/2024	41,014
Buy	06/21/2024	32,825
Buy	06/25/2024	87,839
Buy	06/26/2024	55,995
Buy	06/27/2024	87,866
Buy	06/28/2024	54,779
Buy	07/01/2024	48,104
Buy	07/02/2024	56,906

14

Buy	07/03/2024	803
Buy	07/05/2024	69,921
Buy	07/08/2024	61,682
Buy	07/09/2024	23,873
Buy	07/10/2024	43,576
Buy	07/11/2024	52,179
Buy	07/12/2024	35,161
Buy	07/15/2024	45,905
Buy	07/16/2024	29,219
Buy	07/17/2024	100,810
Buy	07/18/2024	76,450
Buy	07/19/2024	67,823
Buy	07/22/2024	41,693
Buy	07/23/2024	850
Buy	07/26/2024	58,832
Buy	08/05/2024	38,478
Buy	08/06/2024	14,591
Buy	08/07/2024	1,969
Buy	08/09/2024	1,813
Buy	08/14/2024	6,560
Buy	08/15/2024	16,465
Buy	08/19/2024	7,647
Buy	08/21/2024	6,070
Buy	08/22/2024	130,043
Buy	08/23/2024	21,795
Buy	08/26/2024	42,955
Buy	08/27/2024	4,297
Buy	08/28/2024	7,587
Buy	08/29/2024	1,172
Buy	08/30/2024	1,000
Buy	09/03/2024	50,913
Buy	09/10/2024	9,426
Buy	09/11/2024	25,337
Buy	09/13/2024	15,802
Buy	09/16/2024	24,102
Buy	09/17/2024	49,466
Buy	09/18/2024	4,900
Buy	09/19/2024	11,380
Buy	09/20/2024	35,199
Buy	09/23/2024	41,057
Buy	09/24/2024	16,441
Buy	09/25/2024	46,495
Buy	09/26/2024	54,523
Buy	09/27/2024	24,653
Buy	09/30/2024	28,627
Buy	10/01/2024	74,272

15

Buy	10/02/2024	34,083
Buy	10/03/2024	19,912
Buy	10/04/2024	1,200
Buy	10/07/2024	49,308
Buy	10/09/2024	6,826
Buy	10/11/2024	6,169
Buy	10/15/2024	3,219
Buy	10/17/2024	1,947
Buy	10/18/2024	1,861
Buy	10/21/2024	3,781
Buy	10/22/2024	11,208
Buy	10/24/2024	21,288
Buy	10/25/2024	14,960
Buy	10/28/2024	22,146
Buy	10/29/2024	29,419
Buy	10/30/2024	18,432
Buy	10/31/2024	25,898
Buy	11/01/2024	33,158
Buy	11/04/2024	20,588
Buy	11/06/2024	36,031
Buy	11/07/2024	29,526
Buy	11/08/2024	400
Buy	11/12/2024	8,449
Buy	11/14/2024	24,485
Buy	11/15/2024	25,550
Buy	11/19/2024	19,832
Buy	11/20/2024	6,660
Buy	11/21/2024	101,383
Buy	11/22/2024	96,762
Buy	11/25/2024	19,354
Buy	11/26/2024	7,921
Buy	11/27/2024	25,792
Buy	02/24/2025	3,163
Buy	02/26/2025	3,614
Buy	02/27/2025	12,916
Buy	03/04/2025	8,133
Buy	03/05/2025	19,430
Buy	03/06/2025	52,000
Buy	03/07/2025	28,096
Buy	03/10/2025	22,515
Buy	03/11/2025	41,446
Buy	03/12/2025	12,192
Buy	03/13/2025	8,460
Buy	03/17/2025	4,010
Buy	03/18/2025	11,593
Buy	03/19/2025	8,344

16

Buy	03/20/2025	8,211
Buy	03/26/2025	4,982
Buy	03/28/2025	2,300
Buy	04/04/2025	11,839
Buy	04/07/2025	30,453
Buy	04/08/2025	2,418
Buy	04/10/2025	665
Buy	04/21/2025	1,300
Buy	04/22/2025	1,426
Buy	04/23/2025	2,907
Buy	04/28/2025	185
Buy	04/29/2025	35,091
Buy	04/30/2025	8,705
Buy	05/01/2025	102,966
Buy	05/02/2025	4,304
Buy	05/05/2025	1,341
Buy	05/06/2025	6,831
Buy	05/07/2025	1,377
Buy	05/08/2025	11,929
Buy	05/14/2025	3,509
Buy	05/15/2025	131,567
Buy	05/16/2025	35,485
Buy	05/19/2025	15,763
Buy	05/21/2025	100
Buy	05/28/2025	100
Buy	06/05/2025	1,896
Buy	06/23/2025	5,298
Buy	06/24/2025	2,115
Sell	07/10/2025	(21,164)
Sell	07/11/2025	(100,000)
Sell	07/14/2025	(178,643)
Sell	07/15/2025	(76,358)
Sell	07/16/2025	(32,553)
Sell	07/17/2025	(3,000)
Sell	07/18/2025	(2,422)
Sell	07/22/2025	(356)
Sell	07/23/2025	(334)
Sell	07/30/2025	(63,401)
Sell	07/31/2025	(111,066)
Sell	08/01/2025	(25,095)
Sell	08/05/2025	(565)
Sell	08/06/2025	(18,785)
Sell	08/07/2025	(20,495)
Buy	09/05/2025	400
Sell	10/16/2025	(2,727)
Sell	10/17/2025	(8,175)

17

Sell	11/03/2025	(230)
Sell	11/04/2025	(31,941)
Sell	11/06/2025	(91,400)
Sell	11/14/2025	(3,895)
Sell	11/17/2025	(3,667)
Sell	11/18/2025	(3,100)
Sell	11/19/2025	(12,975)
Sell	11/20/2025	(739)
Sell	11/21/2025	(8,217)
Sell	11/25/2025	(21,200)
Sell	11/26/2025	(11,322)
Sell	12/01/2025	(12,755)
Sell	12/02/2025	(14,087)
Sell	12/04/2025	(7,709)
Sell	12/05/2025	(13,797)
Sell	12/08/2025	(8,234)
Sell	12/17/2025	(1,500)
Sell	12/18/2025	(19,296)
Sell	12/19/2025	(23,240)
Sell	12/22/2025	(15,088)
Sell	12/23/2025	(7,364)
Sell	12/24/2025	(10,146)
Sell	12/26/2025	(8,386)
Sell	12/30/2025	(6,609)
Sell	12/31/2025	(14,885)
Sell	01/02/2026	(9,000)
Sell	01/05/2026	(18,132)
Sell	01/06/2026	(19,314)
Sell	01/07/2026	(10,008)
Sell	01/08/2026	(9,638)
Sell	01/09/2026	(20,038)
Sell	01/12/2026	(61,300)
Sell	01/13/2026	(13,584)
Sell	01/14/2026	(16,516)
Sell	01/15/2026	(22,040)
Sell	01/16/2026	(18,542)
Sell	01/20/2026	(9,285)
Sell	01/21/2026	(64,981)
Sell	01/22/2026	(10,006)
Sell	01/23/2026	(7,588)
Sell	01/26/2026	(15,318)
Sell	01/27/2026	(9,801)
Sell	01/28/2026	(11,756)
Sell	01/29/2026	(8,580)
Sell	01/30/2026	(5,604)
Sell	02/04/2026	(16,983)

18

Sell	02/05/2026	(12,267)
Sell	02/06/2026	(23,513)
Sell	02/10/2026	(8,762)
Sell	02/20/2026	(24,765)
Sell	02/23/2026	(5,471)
Sell	02/24/2026	(8,946)
Sell	02/25/2026	(13,284)
Sell	02/26/2026	(10,326)
Sell	02/27/2026	(6,888)
Sell	03/03/2026	(7,212)
Sell	03/04/2026	(16,716)
Sell	03/05/2026	(7,354)
Sell	03/06/2026	(15,190)
Sell	03/09/2026	(4,984)
Sell	03/10/2026	(7,656)
Sell	03/11/2026	(2,100)
Sell	03/12/2026	(5,932)
Sell	03/13/2026	(9,893)
Sell	03/16/2026	(11,228)

19

IMPORTANT

Tell your Board what you think! YOUR VOTE IS VERY IMPORTANT, no matter how many or how few shares you own. Please give us your vote “FOR” the Nominee by taking three steps:

●	SIGNING the enclosed GOLD proxy card,

●	DATING the enclosed GOLD proxy card, and

●	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares are held in the name of a broker, bank, bank nominee, or other institution, only it can vote your shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. You may also vote by signing, dating and returning the enclosed GOLD voting instruction form in the postage-paid envelope provided, and to ensure that your shares are voted, you should also contact the person responsible for your account and give instructions for a GOLD voting instruction form to be issued representing your shares.

By returning the GOLD proxy card, you are authorizing Saba to vote on your behalf, and if you do not indicate how you would like to vote, your vote will be counted “FOR” the Nominee in Proposal 1(a) and “ABSTAIN” on Proposal 1(b).

After signing the enclosed GOLD proxy card, DO NOT SIGN OR RETURN THE FUND’S WHITE PROXY CARD UNLESS YOU INTEND TO CHANGE YOUR VOTE, because only your latest dated proxy card will be counted.

If you have previously signed, dated, and returned a white proxy card to the Fund, you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any proxy card already sent to the Fund by signing, dating, and mailing the enclosed GOLD proxy card in the postage-paid envelope provided or by voting by telephone or Internet. Any proxy may be revoked at any time prior to the Annual Meeting by delivering a written notice of revocation or a later dated proxy for the Annual Meeting to the secretary of the Fund or by voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

If you have any questions concerning this Proxy Statement, would like to request additional copies of this Proxy Statement, or need help voting your shares, please contact our proxy solicitor:

1055 Washington Boulevard, Suite 520

Stamford, CT 09010
Toll-Free at: (877) 972-0090

Banks and Brokers call collect (203) 972-9300

E-mail: Saba@investor-com.com

20

PRELIMINARY COPY SUBJECT TO COMPLETION

Form of GOLD Proxy Card

The Gabelli Dividend & Income Trust

Proxy Card for 2026 Annual Meeting of Shareholders (the “Annual Meeting”)

THIS PROXY SOLICITATION IS BEING MADE BY SABA CAPITAL MANAGEMENT, L.P., SABA CAPITAL MASTER FUND, LTD., Boaz R. Weinstein (COLLECTIVELY, “SABA”) AND THE INDIVIDUAL NAMED IN PROPOSAL 1(a)

THE BOARD OF TRUSTEES (THE “BOARD”) OF THE GABELLI DIVIDEND & INCOME TRUST IS NOT SOLICITING THIS PROXY

The undersigned appoints Michael D’Angelo, Paul Kazarian, Eleazer Klein, Abraham Schwartz, and John Grau and each of them, attorneys and agents with full power of substitution to vote all shares of The Gabelli Dividend & Income Trust, a Delaware Statutory Trust and a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “Fund”), that the undersigned would be entitled to vote at the Annual Meeting, including at any adjournments or postponements thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the instructions indicated herein, with discretionary authority, subject to applicable law, as to any and all other matters that may properly come before the meeting or any adjournment, postponement, or substitution thereof that are unknown to us within a reasonable time before this solicitation.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to said shares, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. This proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting (including any adjournments or postponements thereof).

With respect to Proposal 1, if this proxy is signed, dated and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, this proxy will be voted “FOR” the nominee in Proposal 1(a) (the “Nominee”) and “ABSTAIN” on the Preferred Shares Nominee (as defined below) in Proposal 1(b). In voting this proxy card, you will not be able to vote on the election of the remaining Board members up for election at the Annual Meeting. None of the matters currently intended to be acted upon pursuant to this proxy are conditioned on the approval of other matters.

Should other matters be brought before the Annual Meeting, the persons named as proxies in the enclosed GOLD proxy card will vote on such matters in their discretion to the extent allowed by Rule 14a-4(c)(3) under the Exchange Act.

INSTRUCTIONS: FILL IN VOTING BOXES “■” IN BLACK OR BLUE INK

*Abstentions will be treated as shares that are present and entitled to vote and therefore will count as votes against the proposals below.

We recommend that you vote “FOR” the Nominee in Proposal 1(a):

Proposal 1 – Election at the Annual Meeting of the individual nominated by Saba as a Class III trustee for a three-year term, or until his successor is duly elected and qualified as permitted by law.

Nominee:	FOR	AGAINST	ABSTAIN*
Andre Clemot	❑	❑	❑

We make no recommendation on Proposal 1(b):

Proposal 1(b) – Election by the holders of preferred shares of the Fund at the Annual Meeting of the individual nominated by the Fund (the “Preferred Shares Nominee”).

	FOR	AGAINST	ABSTAIN*
Preferred Shares Nominee	❑	❑	❑

Signature (Capacity)	Date

Signature (Joint Owner) (Capacity/Title)	Date

NOTE: Please sign exactly as your name(s) appear(s) on stock certificates or on the label affixed hereto. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners must each sign personally. ALL HOLDERS MUST SIGN. If a corporation or partnership, please sign in full corporate or partnership name by an authorized officer and give full title as such.

PLEASE SIGN, DATE AND PROMPTLY RETURN THIS PROXY IN THE ENCLOSED RETURN ENVELOPE THAT IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES.